EXHIBIT 2.2

PURCHASE AGREEMENT

PURCHASE AGREEMENT dated as of April 10, 2007 (this “Agreement”), between Bear Creek Operations, Inc., a Delaware corporation (the “Seller”), and J&P Acquisition Inc., a Delaware corporation (the “Purchaser”). The Seller and the Purchaser are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used herein are defined in Article I below.

RECITALS

A. On the date hereof, the Purchaser is acquiring all of the capital stock of Jackson & Perkins Wholesale, Inc. and Jackson & Perkins Company and certain assets of Jackson & Perkins Operations, Inc. (“JPO”) pursuant to that certain Purchase Agreement dated as of March 30, 2007, among Harry & David Operations Corp., JPO, Bear Creek Direct Marketing, Inc., the Purchaser and Donald Hachenberger and Glenda Hachenberger, as guarantors.

B. The Seller owns certain assets, including component parts and rose plants, that are used to fulfill retail orders for, among other things, Jackson & Perkins products.

C. The Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser, such assets of the Seller, upon the terms and subject to the conditions set forth in this Agreement.

Accordingly, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. When used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, (a) any director, officer, manager, managing member or general partner of such Person, (b) a spouse, parent, sibling or descendant of such Person and (c) any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person.

“Applicable Law” means any applicable decree, injunction, judgment, law, order, ordinance, regulation, rule, statute, or writ of any federal, state, local, or foreign governmental entity (or any agency, department, or political subdivision of any governmental entity).

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Independent Accountant” means a nationally recognized firm of independent public accountants reasonably satisfactory to the Purchaser and the Seller (which firm shall not have any material relationship with the Purchaser, the Seller or any of their respective Affiliates). If the Purchaser and the Seller are unable to mutually agree upon such a firm, then the American Arbitration Association or any successor thereto will select a firm of nationally recognized independent public accountants that has no conflict of interest with respect to any Party to serve as the Independent Accountant.

“Knowledge of the Seller” means the actual knowledge of any executive officer of the Seller after reasonable inquiry.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (including any lien for Taxes other than Taxes not yet due and payable) or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute, or any subordination arrangement in favor of another Person.

“Loss” means, with respect to any Person, any direct damage, penalty, fine, loss or expense, including attorneys’ fees and expenses; provided, however, that “Loss” will exclude any and all punitive damages, exemplary damages, special damages, indirect damages and consequential damages.

“Ordinary Course of Business” will be deemed from an action taken by a Person only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person.

“Permitted Liens” means (a) governmental fees or other charges not yet due and payable as of the Closing Date and (b) mechanics’ and similar statutory liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent or which are being contested in good faith by appropriate proceedings.

“Person” means any individual, partnership, joint venture, limited liability company, corporation or trust, unincorporated organization, group, or government or other department or agency thereof or any other legal entity.

“Tax” or “Taxes” means any federal, state, local or foreign, income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, and other taxes of any kind whatsoever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, including deficiencies, penalties, additions to tax, and interest attributable thereto.

“Taxing Authority” means each national, state, provincial or local government or any governmental, administrative or regulatory authority, agency, court, commission, tribunal, body or instrumentality of any government that imposes, regulates, administers, collects or regulates the collection of Taxes in any applicable jurisdiction.

“Tax Return” means any return, declaration, report, claim for refund or information return (including any related or supporting schedules, statements or information) filed or required to be filed with a Taxing Authority.

Section 1.2 Cross Reference. The following terms are defined in the following Sections of this Agreement:

Term	Section
Agreement	Preamble
Adjusted Purchase Price	Section 2.6(e)
Assumed Liabilities	Section 2.2
Base Purchase Price	Section 2.5(a)
Closing	Section 2.1(a)
Closing Date	Section 2.4
Closing Statement	Section 2.6(a)
Confidential Information	Section 6.4
Determination Date	Section 2.5(b)
Dispute Notice	Section 2.6(c)
Excluded Liabilities	Section 2.3
Final Closing Statement	Section 2.6(f)
Indemnified Party	Section 5.2(c)
Indemnifying Party	Section 5.2(c)
Invoice	Section 2.5(b)
Invoice Objection	Section 2.5(d)
Party/Parties	Preamble
Purchased Assets	Section 2.1(a)
Purchaser	Preamble
Purchaser Indemnitees	Section 5.2(a)
Purchaser’s Auditors	Section 2.6(b)
Seller	Preamble
Seller Indemnitees	Section 5.2(b)
Transfer Taxes	Section 6.3(b)

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase, Sale of the Purchased Assets.

(a) Subject to and upon the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the

Seller will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from the Seller, all of the right, title and interest of the Seller in and to the assets described on Schedule 2.1 as and to the extent existing on the Closing Date (collectively, the “Purchased Assets”). Notwithstanding the location of the Purchased Assets immediately after the Closing, the Purchaser will bear the entire risk of loss (other than as a result of the gross negligence or willful misconduct of the Seller or its officers, employees, agents and representatives) with respect to any and all of the Purchased Assets commencing immediately after the Closing.

(b) For the avoidance of doubt, the Seller is not selling, transferring, conveying, assigning or delivering to the Purchaser any assets or properties other than the Purchased Assets.

(c) At the Closing, the Seller will deliver to the Purchaser the Purchased Assets by virtue of a bill of sale or other transfer document or documents, in each case, free and clear of any Liens (other than Permitted Liens, any Liens created by the Purchaser and the Assumed Liabilities).

Section 2.2 Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement and except as provided in Section 2.3, on the Closing Date, the Purchaser will, in respect of the Seller, assume and thereafter pay, perform and discharge when due all liabilities and obligations to the extent relating to the Purchased Assets and arising out of any circumstance, condition, occurrence or event to the extent, in each case, occurring on or after the Closing (collectively, the “Assumed Liabilities”).

Section 2.3 Excluded Liabilities. Except for the Assumed Liabilities, the Purchaser will not, in respect of the Seller, assume by virtue of the transactions contemplated by Section 2.1(a) or otherwise, and will have no liability for, any obligations or liabilities of the Seller of any kind, character or description whatsoever, including any liabilities and obligations of the Seller that relate to or arise out of any occurrence, condition, circumstance or event occurring prior to the Closing (collectively, the “Excluded Liabilities”). The Seller will pay, perform and discharge in full in a timely manner all of the Excluded Liabilities in accordance with their terms.

Section 2.4 Closing. The Closing will take place at the offices of the Seller at 2500 South Pacific Highway, Medford, OR 97501, commencing at 10:00 a.m. on the date of this Agreement. The date and time of the Closing are herein referred to as the “Closing Date.”

Section 2.5 Purchase Price.

(a) The purchase price to be paid by the Purchaser for the Purchased Assets, less a reserve of $554,500.00, will be $1,164,656.00 (the “Base Purchase Price”), subject to adjustment pursuant to Section 2.6 and payable as provided below in this Section 2.5.

(b) As promptly as practicable after June 30, 2007, and the last day (June 30, 2007 and each such calendar day, a “Determination Date”) of every third calendar month (or portion thereof) thereafter, the Seller will deliver to the Purchaser a reasonably detailed invoice (each, an “Invoice”) for all Purchased Assets used or removed by or on behalf of the Purchaser, or shipped to or on behalf of the Purchaser, during the three-month period (or portion thereof) immediately preceding each Determination Date.

(c) During the 10 days following receipt of any Invoice, the Purchaser may request from the Seller additional information reasonably necessary to confirm the amounts set forth in such Invoice, and the Seller will provide such requested information as promptly as practicable after any such request.

(d) If no Invoice Objection (as defined below) is received by the Seller prior to the 10th day after receipt of an Invoice by the Purchaser, such Invoice will be deemed final and conclusive and agreed to by the Purchaser, and the Purchaser will pay the full amount of such Invoice on or prior to the 15th day after receipt of such Invoice by the Purchaser. If the Purchaser in good faith disagrees with the amount set forth in any Invoice, the Purchaser will send to the Seller a reasonably detailed written notice of such disagreement (each, an “Invoice Objection”) prior to the 10th day after the Purchaser’s receipt of such Invoice (but will in any event pay any part of the amount set forth in such Invoice with which it agrees on or prior to the 15th day after receipt of such Invoice by the Purchaser). The Seller and the Purchaser will use their respective commercially reasonable best efforts and act in good faith to resolve any disputes or controversies relating to any Invoice within 10 days after the delivery of any Invoice Objection relating to such Invoice. If the Seller and the Purchaser are unable to resolve any such dispute or controversy during such 10-day period, they will promptly thereafter cause the Independent Accountant promptly to review this Agreement, the Invoice in dispute and the applicable Invoice Objection for the purpose of resolving such dispute or controversy. In resolving such dispute or controversy, such Independent Accountant will consider only those items or amounts in any Invoice as to which the Purchaser has disagreed as set forth in the applicable Invoice Objection. Such Independent Accountant will deliver to the Seller and the Purchaser, as promptly as practicable, a report explaining and setting forth in reasonable detail the Independent Accountant’s resolution of such dispute or controversy and determination of such Invoice. Such report and the Independent Accountant’s determination of such Invoice will be final and binding upon the Parties and their respective Affiliates and will not be subject to challenge by any of the foregoing in a court of law or otherwise. The Purchaser will pay to the Seller all amounts not previously paid by the Purchaser that are reflected in the Independent Accountant’s determination of such Invoice within five days after receipt by the Parties of such determination. The cost of the Independent Accountant’s review and report under this Section 2.5(d) will be borne 50% by the Purchaser and 50% by the Seller.

(e) Notwithstanding the foregoing and regardless of whether the Purchaser has, on or before June 30, 2008, used or removed any or all of the Purchased Assets from any location owned or leased by the Seller or its Affiliates, the

Purchaser will (i) no later than June 30, 2008, pay to the Seller an amount in cash equal to the difference (if a positive number) between (A) the Adjusted Purchase Price and (B) the sum of all amounts, if any, paid by the Purchaser pursuant to Invoices for all periods beginning on the Closing Date and ending on June 30, 2008, and (ii) no later than June 30, 2008, remove (or cause to be removed) at the Purchaser’s sole cost and expense any Purchased Assets that then are located on any premises owned or leased by the Seller or its Affiliates.

(f) Payment in respect of any Invoice and any payment required pursuant to Section 2.5(e) will be delivered by wire transfer of immediately available funds to one or more accounts designated in writing by the Seller.

Section 2.6 Post Closing Adjustments. The Base Purchase Price will be subject to adjustment after the Closing Date as follows:

(a) Not later than 45 days after the Closing Date, the Seller will deliver, or cause to be delivered, to the Purchaser a statement (the “Closing Statement”) setting forth the aggregate value (net of any reserves for inventory write down set forth therein) of the Purchased Assets as of the close of business on the day immediately preceding the Closing Date. The Closing Statement will fairly present the aggregate value (net of any reserves for inventory write down) of the Purchased Assets as at the close of business on the day immediately preceding the Closing Date and be prepared in accordance with GAAP applied consistently with the Seller’s past practice (to the extent that such past practice was in accordance with GAAP), without any adjustments applicable solely as a result of the acquisition of the Purchased Assets by the Purchaser on the Closing Date.

(b) The Purchaser and one firm of independent certified accountants acting on behalf of the Purchaser (the “Purchaser’s Auditors”) will have the right to review the work papers of the Seller and its accountants utilized in preparing the Closing Statement, and will have full access to the books, records, properties and personnel of the Seller for purposes of verifying the accuracy and fairness of the presentation of the Closing Statement. The Seller will work in good faith and consult and cooperate with the Purchaser and the Purchaser’s Auditors in (i) the preparation of the Closing Statement with a view to avoiding the use of the dispute resolution provisions set forth below and (ii) the resolution of any dispute in connection therewith pursuant to Section 2.6(c).

(c) The values or amounts reflected on the Closing Statement will be binding upon the Purchaser, unless the Purchaser gives written notice, within 30 days after receipt of the Closing Statement, to the Seller of the Purchaser’s disagreement with any of the values or amounts shown on the Closing Statement, specifying as to each such item in reasonable detail the nature and extent of such disagreement (the “Dispute Notice”). If the Purchaser and the Seller are unable to resolve any such disagreement within 30 days after the date of the Dispute Notice, the disagreement will be submitted for resolution to the Independent Accountant which will resolve the matters still in dispute and adjust the Closing Statement to reflect such resolution. The

Independent Accountant will make a determination in writing as soon as practicable and in any event within 30 days after its engagement, and such determination will be final and binding on the Parties. If, as a result of the resolution of any disputes by agreement of the Parties or by the Independent Accountant pursuant to this Section 2.6, any amount shown in the Closing Statement is determined to be erroneous, such erroneous amount will be deleted from the Closing Statement and the correct amount will be inserted in lieu thereof.

(d) The fees and disbursements of the Purchaser’s Auditors will be paid by the Purchaser. The fees and disbursements of the Seller and its accountants incurred in the preparation of the Closing Statement will be borne solely by the Seller. The fees and disbursements of the Independent Accountant pursuant to this Section 2.6 will be borne equally by the Purchaser and the Seller.

(e) Immediately upon the expiration of the 30-day period for giving the Dispute Notice, if no Dispute Notice is given, or immediately upon the resolution of disputes, if any, pursuant to this Section 2.6, the Base Purchase Price will be adjusted as follows (as so adjusted, the “Adjusted Purchase Price”):

(i) If the aggregate amount of inventory (net of reserves for inventory write down) set forth on the Final Closing Statement is less than $1,164,656.00, then the Base Purchase Price will be reduced by the aggregate amount of such shortfall, to obtain the Adjusted Purchase Price; and

(ii) If the aggregate amount of inventory (net of reserves for inventory write down) set forth on the Final Closing Statement exceeds $1,164,656.00, then the Base Purchase Price will be increased by the aggregate amount of such excess, to obtain the Adjusted Purchase Price.

(f) “Final Closing Statement” means the Closing Statement as delivered by the Seller pursuant to Section 2.6(a), if no notice of disagreement with respect thereto is duly delivered by the Purchaser pursuant to Section 2.6(c); or if a notice of disagreement is duly delivered by the Purchaser pursuant to Section 2.6(c), as agreed by the Purchaser and the Seller pursuant to Section 2.6(c), or in the absence of such agreement, as determined by the Independent Accountant pursuant to Section 2.6(c); provided, however, that in no event will the aggregate amount of inventory (net of reserves for inventory write down) comprising the Purchased Assets be more than the Seller’s calculation thereof set forth on the Closing Statement delivered pursuant to Section 2.6(a) or less than the Purchaser’s calculation thereof set forth on the Closing Statement delivered pursuant to Section 2.6(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

The Seller represents and warrants to the Purchaser as follows:

Section 3.1 Title and Certain Other Matters relating to the Purchased Assets.

(a) The Seller owns, or will at the Closing own, the Purchased Assets, free and clear of all Liens other than Permitted Liens. Except as expressly contemplated by this Agreement, there are no agreements, written or oral, relating to the Purchased Assets.

(b) There are no suits, orders, judgments or decrees, actions, proceedings or investigations, pending or, to the Knowledge of the Seller, threatened against the Purchased Assets at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. None of the Purchased Assets is subject to any outstanding order, judgment, or decree issued by any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or any arbitrator. There is no written claim, suit, action, proceeding or governmental investigation pending or, to the Knowledge of the Seller, threatened against the Seller or any of the Purchased Assets, by or before any court, governmental or regulatory authority or by any third party which challenges the validity of this Agreement or which would be reasonably likely to materially and adversely affect or restrict the Seller’s ability to consummate the transactions contemplated hereby.

(c) The Purchased Assets consist of raw materials and supplies, manufactured and purchased parts, goods in process and finished goods which are usable in the Ordinary Course of Business of Jackson & Perkins Company.

Section 3.2 Authorization. The Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors of the Seller has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No other corporate or other proceedings on the part of the Seller is necessary to approve and authorize the execution and delivery of this Agreement and the consummation by the Seller of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes the valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and as limited by general principles of equity that restrict the availability of equitable remedies.

Section 3.3 Absence of Conflicts. The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a default under, (c) result in a violation of, (d) give any third party the right to modify, terminate, or accelerate any obligation under, (e) result in the creation of any Lien upon the Purchased Assets under or (f) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party, court or administrative or other governmental body or agency under, the provisions of the certificate of incorporation or bylaws of the Seller or any indenture, mortgage, lease, loan agreement, or other material agreement or instrument to which the Seller is bound or affected, or any law, statute, rule, or regulation to which the Seller is subject or any judgment, order or decree to which the Seller is subject.

Section 3.4 Brokerage. Except for certain fees, commissions and expenses payable to WR Hambrecht + Co., which are the exclusive obligation of an Affiliate of the Seller, there are no brokerage commissions, finders’ fees or similar compensation due in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller.

Section 3.5 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III, the Seller makes no other representation or warranty, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, and any such other representation or warranty is hereby expressly disclaimed. The Purchaser hereby waives all representations and warranties of the Seller other than those expressly set forth in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

Section 4.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2 Authorization of Transactions. The Purchaser has all requisite organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The board of directors of the Purchaser has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby. No other corporate or other proceedings on the part of the Purchaser are necessary to approve and authorize the execution and delivery by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and as limited by general principles of equity that restrict the availability of equitable remedies.

Section 4.3 Absence of Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a material default under, (c) result in a material violation of, (d) give any third party the right to modify, terminate, or accelerate any obligation under or (e) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party, court or administrative or other governmental body or agency under, the provisions of the charter or bylaws of the Purchaser or any material indenture, mortgage, lease, loan agreement, or other material agreement or instrument to which the Purchaser is bound or affected, or any law, statute, rule, or regulation to which the Purchaser is subject or any material judgment, order or decree to which the Purchaser is subject.

Section 4.4 Litigation. There is no claim, suit, action, proceeding or governmental investigation, pending or, to the knowledge of the Purchaser, threatened against the Purchaser, by or before any court, governmental or regulatory authority or by any third party which challenges the validity of this Agreement or which would be reasonably likely to materially and adversely affect or restrict the Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.5 Brokerage. There are no written claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

ARTICLE V

INDEMNIFICATION AND RELATED MATTERS

Section 5.1 Survival. The representations and warranties set forth in this Agreement will survive the Closing. All covenants will survive the Closing until the last date on which any such covenant is to be performed or, if no such date is specified for performance, indefinitely.

Section 5.2 Indemnification.

(a) Indemnification by the Seller. The Seller will defend, indemnify and hold harmless the Purchaser, its Affiliates and their respective directors, officers, stockholders, employees and agents (collectively, the “Purchaser Indemnitees”), against any and all Losses as incurred to the extent such Losses arise out of or relate to (i)

Excluded Liabilities, (ii) any material breach of this Agreement by the Seller or (iii) the gross negligence or willful misconduct of the Seller, its Affiliates and their respective officers, directors, employees, stockholders and agents, in each case in connection with the storage on any location owned or leased by the Seller or its Affiliates of the Purchased Assets during the period commencing on the Closing Date and ending on the earlier of (A) June 30, 2008 and (B) the date on which all of the Purchased Assets are removed from such location by or on behalf of the Purchaser. Notwithstanding the foregoing, the Seller will not be required to indemnify the Purchaser Indemnitees with respect to any such Losses hereunder to the extent such Losses are caused primarily by any breach of contract, negligent act or omission or intentional misconduct by the Purchaser or any of its Affiliates.

(b) Indemnification by the Purchaser. The Purchaser will defend, indemnify and hold harmless the Seller, its Affiliates and their respective directors, officers, stockholders, employees, and agents (collectively, the “Seller Indemnitees”) against any and all Losses as incurred to the extent such Losses arise out of or relate to (i) any Assumed Liability or (ii) any material breach of this Agreement by the Purchaser. Notwithstanding the foregoing, the Purchaser will not be required to indemnify the Seller Indemnitees with respect to any such Losses hereunder to the extent such Losses are caused primarily by any breach of contract, negligent act or omission or intentional misconduct by any of the Sellers or their Affiliates.

(c) Procedures for Indemnification for Third-Party Claims. Any Person seeking indemnification under Section 5.2(a) or Section 5.2(b) (an “Indemnified Party”) will as promptly as practicable give written notice to the Party obligated to provide such indemnity pursuant to Section 5.2(a) or Section 5.2(b) (the “Indemnifying Party”) after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against such Indemnified Party or discovering the liability, obligation or facts giving rise to such claim for indemnification, describing in reasonable detail the claim, the amount thereof (if known and quantifiable) and the basis therefor; provided, however, that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have the right, by notice to the Indemnified Party, to assume the defense of any such action or claim within the 15-day period after the Indemnifying Party’s receipt of notice of any action or claim or discovery with counsel of the Indemnifying Party’s choice and at the sole cost of the Indemnifying Party. If the Indemnifying Party does not so assume the defense of such third party claim, the Indemnified Party may assume such defense with counsel of its choice and at the sole cost of the Indemnifying Party. If the Indemnifying Party so assumes such defense, the Indemnified Party may participate therein through counsel of its choice, but at the sole cost of the Indemnified Party. The party not assuming the defense of any such claim will render all reasonable assistance to the party assuming such defense, and all reasonable out-of-pocket costs of such assistance will be for the account of the Indemnifying Party. No such claim will be settled other than by the party defending the same, and then only with the consent of the other party, which will not be unreasonably withheld; provided, however, that the Indemnified Party will have no obligation to consent to any settlement of any such action or claim that imposes on such Indemnified

Party any liability or obligation that cannot be assumed and performed in full by the Indemnifying Party, and the Indemnified Party will have no right to withhold its consent to any settlement of any such action or claim if the settlement involves only the payment of money by the Indemnifying Party or its insurer.

(d) Other Indemnification Matters.

(i) Each Party will cooperate in good faith, and cause its respective Affiliates to cooperate, in the defense or prosecution of any third party claim and will furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(ii) In the event any Indemnified Party should have a claim against any Indemnified Party under this Article V that does not involve a third party claim being asserted against or sought to be collected from such Indemnified Party, and the Indemnifying Party does not notify the Indemnified Party within 30 days following the Indemnifying Party’s receipt of notice of such claim that the Indemnifying Party disputes its liability to the Indemnified Party under this Article V, such claim specified by the Indemnified Party in such notice will be conclusively deemed a liability of the Indemnifying Party under this Article V and the Indemnifying Party will pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

Section 5.3 Exclusive Remedy. Except as provided in Section 5.2 and except for the right to seek specific performance of the covenants contained in Sections 6.1 and 6.4, the indemnification rights under this Article V will be the exclusive remedy of the Parties with respect to any dispute arising out of or related to this Agreement. Notwithstanding anything to the contrary in this Agreement, (i) the rights of the Purchaser Indemnitees, and the obligations of the Seller, pursuant to Section 5.2(a)(ii) and Section 5.2(a)(iii) and (ii) the rights of the Seller Indemnitees, and the obligations of the Purchaser, pursuant to Section 5.2(b)(ii), in each case, will terminate on the earlier of (A) June 30, 2008 and (B) the date on which all of the Purchased Assets are or have been removed by or on behalf of the Purchaser from any location owned or leased by the Seller or any of its Affiliates.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Press Releases and Announcements. No press release or other public announcement related to this Agreement and the transactions contemplated herein will be issued by any Party without the prior written consent of the other Party. Notwithstanding the foregoing, any Party may make any public disclosure relating to this Agreement and the transactions contemplated herein and file a copy of this Agreement with any governmental authority of competent jurisdiction if such Party believes in good faith such disclosure or filing is required by Applicable Law, by any listing or trading agreement concerning its or its Affiliates’ publicly-traded securities or under any existing contract (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure).

Section 6.2 Further Transfers. Each Party will execute and deliver such further instruments of conveyance and transfer and take such additional action as any other Party may reasonably request to effect, consummate, confirm or evidence the consummation of the transactions contemplated hereby.

Section 6.3 Expenses. (a) Except as otherwise provided in this Agreement, the Parties will pay all of their own respective fees, costs and expenses (including fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation, execution and delivery of this Agreement.

(b) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) will be paid when due by the Purchaser, and the Purchaser will prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes required by Applicable Law. Notwithstanding the preceding sentence, in the case of any sales taxes imposed with respect to the transfer of the Purchased Assets hereunder, the Purchaser will pay to the Seller the sales taxes applicable to such transfer at the Closing (which, for avoidance of doubt, will be in addition to the Base Purchase Price) as promptly as practicable after written notice from the Seller, and the Seller will remit such sales tax to the appropriate Taxing Authority and file all sales tax returns applicable to such sales tax.

Section 6.4 Confidentiality. From and after the Closing, the Seller will treat and hold as confidential any information concerning the Purchased Assets (the “Confidential Information”) and refrain from using or disclosing any of the Confidential Information (i) except in connection with this Agreement, or (ii) unless and only to the extent that such disclosure (after making commercially reasonable efforts to avoid such disclosure and after advising and consulting with the Purchaser about possibly making, and the proposed contents of, such disclosure) is, on the advice of the Seller’s legal counsel, required by Applicable Law. In the event that the Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Seller will notify the Purchaser as promptly as practicable of the request or requirement so that the Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.4. If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Seller may disclose the Confidential Information to such tribunal. The limitation upon disclosure pursuant to this Section 6.4 does not apply to information (i) publicly known at the time of disclosure by the Seller or (ii) that becomes publicly known or available thereafter other than by means in violation of this Agreement or any other duty owed to the Purchaser by any Person. Notwithstanding anything to the contrary in this Agreement, this Section 6.4 will not in any way prohibit or limit any Affiliate of the Seller from disclosing the terms of this Agreement in connection with such Affiliate’s reporting (including reporting to its shareholders, limited partners, partners or members), marketing or fundraising activities or obligations.

Section 6.5 Certain Cooperation. After Closing, in connection with the rights and obligations of any Party set forth in this Agreement, each of the Parties will provide the other Party with all reasonable cooperation (which shall include reasonable access during normal business hours to the assets, properties, books and records, officers and employees of such other Parties) requested by such Party that such Party in good faith deems necessary in connection with protecting such rights or fulfilling such obligations.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Amendment and Waiver. This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding upon a Party only if such amendment or waiver is set forth in a writing executed by such Party. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

Section 7.2 Notices. All notices, demands and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile transmission, (iii) three days after being deposited in the U.S. mail, certified or registered mail, postage prepaid or (iv) one day after being deposited with a reputable overnight courier. Notices, demands and communications to the Parties will, unless another address is specified in writing pursuant hereto, be sent to the address or telecopy number indicated below:

If to the Seller:

Bear Creek Operations, Inc.

2500 South Pacific Highway

Medford, OR 97501

Attention:	Stephen V. O’Connell (soconnell@harryanddavid.com)

Robert E. Bluth, Esq. (bbluth@harryanddavid.com)

Fax No.:  (541) 864-2190

With a copy to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention: Joseph A. Adams, Esq.

Fax No.: (212) 755-7306

If to the Purchaser, to:

J&P Acquisition Inc.

605 Crescent Executive

Court, Ste 332

Lake Mary, FL 32746

Attention: Kathy Harris

Fax No.: (407) 829-8470

with a copy to:

Hansworth Sinkler Boyd, P.A.

75 Beattie Place

Two Liberty Square, 11th Floor

Greenville, SC 29601-2119

Attention: Andrew J. White, Jr., Esq.

Fax No.: (864) 240-3300

Section 7.3 Binding Agreement; Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties, and any purported assignment without such consent will be null and void.

Section 7.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

Section 7.5 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 7.6 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

Section 7.7 Entire Agreement. This Agreement contains the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

Section 7.8 Counterparts; Facsimile Transmission. This Agreement may be executed in multiple counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument. Signatures of a Party to this Agreement or other documents executed in connection herewith which are sent to the other Parties by facsimile transmission will be binding as evidence of acceptance of the terms hereof or thereof by such signatory Party, with originals to be circulated to the other Parties in due course.

Section 7.9 Governing Law. All questions concerning the construction, validity, and interpretation of this Agreement will be governed by and construed in accordance with the domestic laws of the State of Oregon, without giving effect to any choice of law or conflict of law provision.

Section 7.10 Submission to Jurisdiction; Choice of Forum. Each of the Parties submits to the exclusive jurisdiction of any Federal or state court sitting in Jackson County, Oregon, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated herein and agrees that all claims in respect of such action or proceeding may be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Nothing in this Section 7.10 however will affect the right of any Party to serve legal process in any other manner permitted by Applicable Law. Each Party agrees that a final judgment (after giving effect to any timely appeals) in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by Applicable Law.

Section 7.11 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any Person, other than the Parties, the Indemnified Parties and their respective successors and permitted assigns, any rights or remedies under or by virtue of this Agreement.

Section 7.12 Certain Interpretive Matters. Unless the context otherwise requires, (i) all references to Sections, Schedules or Articles are to Sections, Schedules or Articles of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (iv) words in the singular include the plural and vice versa, (v) the term “including” means “including without limitation,” (vi) words in the singular include the plural and vice versa, (vii) provisions apply to successive events and transactions, and (viii) all words used in this Agreement will be construed to be of such gender as the circumstances require. References to this “Agreement” means this Agreement, including all amendments, restatements, modifications and supplements and any exhibits or schedules to any of the foregoing, and will refer to the Agreement as the same may be in effect at the time such reference becomes operative. Reference to any Person herein will include such Person’s successors (including heirs) and permitted assigns. All references to $ or dollar amounts will be to lawful currency of the United States.

*  *  *  *  *

IN WITNESS WHEREOF, the Parties have executed this Purchase Agreement as of the date first written above.

SELLER:

BEAR CREEK OPERATIONS, INC.

By:	/S/ STEPHEN V. O’CONNELL
Name: Stephen V. O’Connell
Title: Chief Financial Officer and Chief Administrative Officer

PURCHASER:

J&P ACQUISITION INC.

By:	/S/ CHAS FOX
Name: Chas Fox
Title: President